CUSIP No. 17331Y109
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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Citius Oncology, Inc.

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

17331Y109

(CUSIP Number)

Leonard L. Mazur

Chief Executive Officer

11 Cranford Drive, 1st Floor

Cranford, New Jersey 07016

(908) 967-6677

with a copy to:

Alexander M. Donaldson, Esq.

Lorna A. Knick, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

919-781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons Citius Pharmaceuticals, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ Not Applicable
(3)	SEC use only
(4)	Source of funds (see instructions) OO(1)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable
(6)	Citizenship or place or organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 66,049,615
	(8)	Shared voting power 0
	(9)	Sole dispositive power 66,049,615
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 66,049,615
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 92.6%(1)
(14)	Type of reporting person (see instructions) CO

(1)	65,627,262 shares of Issuer Common Stock (as defined below) were acquired pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 23, 2023 (the “Merger Agreement”), by and among Citius Pharmaceuticals, Inc., a Nevada corporation (“Citius Pharma”), Citius Oncology, Inc., a Delaware corporation (now known as Citius Oncology Sub, Inc., “SpinCo”), TenX Keane Acquisition (now Citius Oncology, Inc., a Delaware corporation, the “Issuer”) and TenX Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TenX Keane Acquisition. Pursuant to the Merger Agreement, at Closing (as defined in Item 3 below), the existing common stock of SpinCo, par value $0.0001 per share, all held by Citius Pharma, automatically converted into the right to receive an aggregate of 65,627,262 shares of Issuer Common Stock. Additionally, prior to the Closing, Citius Pharma purchased $1,077,026 of outstanding publicly traded rights of TenX Keane Acquisition, each such right representing the right to receive two-tenths of one TenX ordinary share, which automatically converted into an aggregate of 422,353 shares of Issuer Common Stock upon Closing.

(2)	The calculation of this percentage is based on an aggregate of 71,304,049 shares of Issuer Common Stock outstanding as of August 12, 2024.

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SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.0001 per share, (the “Issuer Common Stock”), of Citius Oncology, Inc., a Delaware company (the “Issuer” or “Citius Oncology”). Citius Oncology has its principal executive office at 11 Commerce Drive, 1st Floor, Cranford, NJ.

Item 2. Identity and Background.

This statement is being filed by:

(a)-(c) Citius Pharmaceuticals, Inc., a Nevada corporation (the “Reporting Person”), has a principal place of business at 11 Cranford Drive, 1st Floor, Cranford, New Jersey 07016. Citius Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to the development and commercialization of first-in-class critical care products.

(d) During the last five years, to the best of the knowledge of the Reporting Person, none of the Reporting Person’s directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, neither the Reporting Person, nor the Reporting Person’s directors or executive officers (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Nevada corporation.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and members of the board of directors of the Reporting Person (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Person’s knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Citius Pharma has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. On August 12, 2024, the Issuer completed the previously announced business combination (the “Closing”) pursuant to that certain Merger Agreement and the related transaction documents described therein, and among other things, upon Closing, Citius Pharma (formerly SpinCo’s sole shareholder) received 66,049,615 shares of Issuer Common Stock (the “Business Combination”) in exchange for all of the shares of SpinCo. Prior to the Business Combination, Citius Pharma purchased $1,077,026 of outstanding publicly traded rights of TenX Keane Acquisition in cash, each such right representing the right to receive two-tenths of one TenX ordinary share, which automatically converted into an aggregate of 422,353 shares of Issuer Common Stock upon Closing (the “Rights Purchase”).

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Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 4. All of the Issuer Common Stock reported on this Statement were acquired pursuant to (i) the Rights Purchase and (ii) in connection with the Business Combination, pursuant to the Merger Agreement. The number of shares of Issuer Common Stock issued in connection with the Business Combination was equal to the Base Exchange Ratio (as defined by the Merger Agreement), which was the quotient obtained by dividing (x) 67,500,000 by (y) the aggregate number of shares of SpinCo Common Stock outstanding as of immediately prior to the effective time, less 1,872,738 shares of Issuer Common Stock issued as payment for financial advisory fees. Citius Pharma intends to retain a controlling stake in the Issuer and exercise significant influence over the business and operations of the Issuer until such time as Citius Pharma may seek to effectuate a distribution of the Issuer Common Stock to the stockholders of Citius Pharma or another extraordinary corporate transaction, such as a merger, reorganization or otherwise, involving the Issuer. Such a transaction may result in any of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, the directors and officers of Citius Pharma are substantially the same as the directors and executive officers of the Issuer. Citius Pharma, as the controlling shareholder of the Issuer, and its respective directors and executive officers who are also directors and executive officers of the Issuer, shall have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. The Reporting Person seeks to maximize the value of its investment in the Issuer. If the Reporting Person believes that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) Issuer Common Stock or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, the Reporting Person may determine to dispose of some or all of the Issuer Common Stock currently owned by the Reporting Person.

Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the Issuer to be deregistered under the Securities Act of 1933, as amended), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

Except as disclosed in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Schedule I hereto, currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto, as the Reporting Person may deem advisable in its sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Person will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Person to Rows (7) through (13) of its cover pages to this Statement are incorporated herein by reference.

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The Reporting Person holds all 66,049,615 shares of Issuer Common Stock directly, which represents approximately 92.6% of the Issuer Common Stock issued and outstanding. The percent of Issuer Common Stock owned by the Reporting Person was calculated assuming 71,304,049 shares of Issuer Common Stock are issued and outstanding as of the Closing on August 12, 2024. Schedule I lists the beneficially ownership of Issuer Common Stock by the directors and executive officers of the Reporting Person. Aside from the Reporting Person’s acquisition of Issuer Common Stock pursuant to the Rights Purchase and the Merger Agreement, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Merger Agreement

On August 12, 2024, the Issuer was formed and became a publicly traded company pursuant to the Business Combination contemplated by the Merger Agreement. As described above, as consideration for the transactions contemplated in the Merger Agreement, Citius Pharma, the sole shareholder of SpinCo, received 65,627,262 shares of Issuer Common Stock.

In connection with the Closing of the Business Combination, Citius Pharma contributed to the Issuer $10 million, which was comprised of $3,800,111 in working capital of Issuer post-Closing, funding $6,199,889 of transaction expenses of the parties to the Merger Agreement, and $1,077,026 for the purchase of TenX rights by Citius Pharma prior to the Closing of the transaction (which converted into 422,353 shares of Issuer Common Stock at Closing). Pursuant to the Merger Agreement, Citius Pharma appointed the initial executive officers of the Issuer and seven of the eight initial members of the Board.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Merger Agreement, which is included as Exhibit 99.1. and 99.2 to this Statement and incorporated herein by reference.

Amended & Restated Registration Rights Agreement

Concurrently with the completion of the Business Combination, the Issuer, the Sponsor (as defined in the Merger Agreement), and Citius Pharma entered into the Amended & Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the holders of Registrable Securities (as such term is defined in the A&R Registration Rights Agreement) will be entitled to up to three demand registrations, which will require the Issuer to effect the registration of all Registrable Securities as requested by the holders within 60 days of receipt of such demand registration. In addition, the holders of Registrable Securities have certain customary “piggyback” registration rights with respect to registration statements filed subsequent to the completion of the Business Combination. In addition, the Issuer agreed to use its commercially reasonable efforts to file a registration statement for the resale of any or all of an individual holder’s Registrable Securities, as requested in writing by such holder, within 120 days of the date of the A&R Registration Rights Agreement.

Additionally, the Sponsor and Citius Pharma have restrictions on transferring Issuer Common Stock (or any security convertible into, or exercisable or exchangeable for Issuer Common Stock) beginning at Closing until the date that is six months after Closing; provided that the restrictions may be lifted early if (a) the price of the Issuer Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, or (b) the Issuer completes a transaction that results in public shareholders having the right to exchange their Issuer Common Stock for cash, securities or other property.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, a form of which is included as Exhibit 99.3 to this Statement and incorporated herein by reference.

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Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement and Plan of Merger and Reorganization, dated as of October 23, 2023, by and among Citius Pharmaceuticals, Inc., Citius Oncology, Inc., TenX Keane Acquisition and TenX Merger Sub, Inc.

99.2	Side Letter Agreement, dated as of August 12, 2024, by and by and among Citius Pharmaceuticals, Inc., Citius Oncology, Inc., TenX Keane Acquisition and TenX Merger Sub, Inc.

99.3	Amended and Restated Registration Rights Agreement, dated as of August 12, 2024, by and between Citius Oncology, Inc. and the signatories thereto.

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

CITIUS PHARMACEUTICALS, INC.

Date: August 16, 2024	By:	/s/ Leonard Mazur
	Name:	Leonard Mazur
	Title:	Chairman and Chief Executive Officer

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Schedule I

Directors and Executive Officers

The business address of each director and executive officer of each Reporting Person is c/o Citius Pharmaceuticals, Inc., 11 Commerce Drive, 1st Floor, Cranford, NJ.

Citius Pharmaceuticals, Inc.

Name and Positions

Leonard Mazur, Co-Founder, Chief Executive Officer and Chairman of Citius Pharmaceuticals, Inc.

●

Mr. Mazur’s beneficial ownership consists of 1,233,333 shares of Issuer Common Stock that Mr. Mazur has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Myron Holubiak, Co-Founder and Executive Vice Chairman of Citius Pharmaceuticals, Inc.

Former Chief Executive Officer of Citius Pharmaceuticals, Inc.

●

Mr. Holubiak’s beneficial ownership consists of 500,000 shares of Issuer Common Stock that Mr. Holubiak has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Jaime Bartushak, Chief Financial Officer and Chief Business Officer of Citius Pharmaceuticals, Inc.

●

Mr. Bartushak’s beneficial ownership consists of 466,667 shares of Issuer Common Stock that Mr. Bartushak has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Myron S. Czuczman, MD, Chief Medical Officer and Executive Vice President of Citius Pharmaceuticals, Inc.

●

Dr. Czuczman’s beneficial ownership consists of 466,667 shares of Issuer Common Stock that Dr. Czuczman has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Suren Dutia, Director of Citius Pharmaceuticals, Inc.

Senior Fellow of the Ewing Mario Kauffman Foundation and

Senior Fellow of Skandalaris Center for Entrepreneurial Studies at Washington University, St. Louis

●	Mr. Dutia’s beneficial ownership consists of 150,000 shares of Issuer Common Stock that Mr. Dutia has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Eugene Holuka, MD Director of Citius Pharmaceuticals, Inc.

Diplomate of the American Board of Internal Medicine and Medical Director of the Bay Street Health Care Center,

Adjunct Clinical Professor at the Touro College of Osteopathy, and

Physician at Staten Island University Hospital

●	Dr. Holuka’s beneficial ownership consists of 150,000 shares of Issuer Common Stock that Dr. Holuka has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Dennis McGrath, Director of Citius Pharmaceuticals, Inc.

President and Chief Financial Officer, PAVmed, Inc.

●	Mr. McGrath’s beneficial ownership consists of 150,000 shares of Issuer Common Stock that Mr. McGrath has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.

Robert Smith, Director of Citius Pharmaceuticals, Inc.

Senior Vice President, Global Gene Therapy Business, Pfizer Inc.

●	Mr. Smith does not beneficially own shares of Issuer Common Stock.

Carol Webb, Director of Citius Pharmaceuticals, Inc.

Former Company Group Chairman, Johnson & Johnson

●	Ms. Webb’s beneficial ownership consists of 150,000 shares of Issuer Common Stock that Ms. Webb has the right to acquire pursuant to outstanding options that are exercisable within 60 days of August 12, 2024.